January 28, 2005


Via U.S. Mail and facsimile at 650.599.3913
Barbara G. McClung
General Counsel, Senior Vice President and Corporate Secretary
Cygnus, Inc.
400 Penobscot Drive
Redwood City, CA 94063-4719

Re:	Cygnus, Inc.
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed January 24, 2005
	File No. 0-18962

Dear Ms. McClung:

      We have reviewed your filing for issues related to the comments below. We anticipate at this time that no further review of your registration statement will be made other than a review of your response to these comments. Note that we may have further comment on these issues. All persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all required information has been included.

Proposal No. 2:  Approval of Plan of Complete Liquidation and
Dissolution - Pages 35 to 49

Arbitration Matter - Page 36
1. We note your response to prior comment 7 and reissue the comment.
Please describe the circumstances under which the Board may elect not to pursue its claims in the Arbitration Matter. For example, might the Board elect not to pursue its claims if it determined that the company was unlikely to succeed in the arbitration?

Liquidating Distributions; Nature; Amount; Timing - Pages 39 to 43

Estimated Distributions to Stockholders.... - Pages 40 to 43
2. Please revise your estimated distributions table as follows:
* Please quantify and list separately the amounts to be used to discharge outstanding indebtedness and the amounts allocated to pay or accrue for accounts payable.
* Please quantify and list separately the $175,000 per quarter in salary and directors` fees that is expected to be incurred, as well as any other compensation expenses (other than the severance costs that are already separately disclosed). In addition, if the table includes amounts allocated for the potential payment of the incentive compensation referenced in your response to prior comment 9, please
quantify and list separately those amounts, or, alternatively, provide appropriate footnote disclosure indicating, if true, that the table has been prepared assuming that no such incentive
compensation
will be paid.
* Please quantify and list separately any amounts that are
expected
to be received in connection with the disposal of the assets excluded
from the asset sale or disclose why no such amounts have not been included in the table.
* Please quantify and list separately any amounts that are
expected
to be paid in connection with the termination of the company`s facilities lease or in connection with the termination of any other retained contracts.
*  *  *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Adelaja K. Heyliger at (202) 824-5082 or me at
(202) 942-7924 with any questions.

Sincerely,


							David Ritenour
      Special Counsel
Barbara G. McClung
Cygnus, Inc.
January 28, 2005
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